Preliminary Terms	Preliminary Terms No. 2,249
To prospectus dated November 16, 2017 and prospectus supplement for	Registration Statement Nos. 333-221595; 333-221595-01
commodity-linked partial principal at risk securities dated November 16, 2017	Dated July 9, 2019; Rule 433

Morgan Stanley Finance LLC
$
Commodity-Linked Partial Principal at Risk Securities Based on the Performance of Gold due July 15, 2021
Fully and Unconditionally Guaranteed by Morgan Stanley
Principal at Risk Securities

General

•	The securities are for investors who are concerned about principal risk but seek a return linked to the performance of gold, and who are willing to forgo current income and risk 1.30% their investment in exchange for the repayment of at least 98.70% of principal at maturity and the potential to receive a return (i) based on the Commodity Percent Change, which will be payable only if the Commodity Percent Change is positive, but the Final Commodity Price is less than or equal to 120% of the Initial Commodity Price or (ii) equal to 4.70%, which will be payable only if the Final Commodity Price is greater than 120% of the Initial Commodity Price. Investors will receive a positive return on the securities at maturity only if the Commodity appreciates by more than 1.30% from the Initial Commodity Price to the Final Commodity Price.

•	Unsecured obligations of Morgan Stanley Finance LLC (“MSFL”), fully and unconditionally guaranteed by Morgan Stanley, maturing July 15, 2021†.

•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.

•	The securities are expected to price on or about July 12, 2019 and are expected to settle on or about July 17, 2019.

•	All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Key Terms

Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Principal Amount:	$1,000 per security
Commodity:	Gold (Ticker Symbol: GOLDLNPM) (The Bloomberg ticker symbol is being provided for reference purposes only. The Commodity Price on any date will be determined based on the price published by the publisher of the Commodity Price. See “Commodity Price” below.)
Knock-Out Event:	A Knock-Out Event occurs if the Final Commodity Price is greater than 120% of the Initial Commodity Price.
Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 Principal Amount security, equal to:

•     If a Knock-Out Event HAS occurred, irrespective of the Final Commodity Price:

$987 + Fixed Return Amount

•     If a Knock-Out Event HAS NOT occurred and the Commodity Percent Change is positive:

$987 + Supplemental Redemption Amount

In this scenario, the potential return on the securities will be limited to a maximum possible return of 18.70% due to the effect of the Knock-Out Level.

•     If a Knock-Out Event HAS NOT occurred and the Commodity Percent Change is zero or negative:

$987

If the Commodity does not appreciate by at least 1.30% from the Initial Commodity Price to the Final Commodity Price, you will lose up to 1.30% of the principal amount of your securities, even if the Commodity has appreciated.

Fixed Return Amount:	$60 per security (6.00% of the Principal Amount)
Supplemental Redemption Amount:	$1,000 × the Commodity Percent Change
Maximum Payment at Maturity:	$1,187 per security (due to the effect of the Knock-Out Level), payable only if a Knock-Out Event does not occur and the Commodity Percent Change is exactly 118.70%.
Commodity Percent Change:	The performance of the Commodity from the Initial Commodity Price to the Final Commodity Price, calculated as follows: (Final Commodity Price – Initial Commodity Price) / Initial Commodity Price
Minimum Payment Amount:	$987 per security (98.70% of the Principal Amount)
Initial Commodity Price:	$ , which is the Commodity Price on the Pricing Date, subject to adjustment for non-trading days and certain market disruption events
Final Commodity Price:	The Commodity Price on the Determination Date.
Knock-Out Level:	$ , which is 120% of the Commodity Price on the Pricing Date.
Commodity Price:	On any date, the afternoon London gold price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (“LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated and administered by independent service provider(s) pursuant to an agreement with the LBMA and published by the LBMA on such date, as determined by the calculation agent.
Determination Date†:	July 12, 2021
Maturity Date†:	July 15, 2021
Pricing Date:	July 12, 2019
Issue Date:	July 17, 2019
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the Pricing Date:	Approximately $977.90 per security, or within $22.90 of that estimate. See “Additional Terms Specific To The Securities” on page 2.
CUSIP / ISIN:	61766YEF4 / US61766YEF43
†	Subject to postponement in the event of a market disruption event as described in the accompanying prospectus supplement for commodity-linked partial principal at risk securities.

Investing in the Commodity-Linked Partial Principal at Risk Securities involves a number of risks. See “Risk Factors” beginning on page S-24 of the accompanying prospectus supplement for commodity-linked partial principal at risk securities and “Selected Risk Considerations” beginning on page 6 of these preliminary terms.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for commodity-linked partial principal at risk securities) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for commodity-linked partial principal at risk securities and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement for commodity-linked partial principal at risk securities and these preliminary terms if you so request by calling toll-free 1-800-584-6837.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying prospectus supplement for commodity-linked partial principal at risk securities and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(1)(2)	Proceeds to Us(3)
Per security	$1,000	$15	$985
Total	$	$	$
(1)	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the securities. The placement agents will forgo fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $15 per $1,000 principal amount of securities.

(2)	Please see “Supplemental Plan of Distribution; Conflicts of Interest” in these preliminary terms for information about fees and commissions.

(3)	See “Use of Proceeds and Hedging” on page 10.

The agent for this offering, Morgan Stanley & Co. LLC (“MS & Co.”), is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental Plan of Distribution; Conflicts of Interest” below.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Morgan Stanley

July 9, 2019

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

You should read these preliminary terms together with the prospectus dated November 16, 2017, as supplemented by the prospectus supplement for commodity-linked partial principal at risk securities dated November 16, 2017. These Partial Principal at Risk Securities are an issuance of our commodity-linked partial principal at risk securities and their terms are further described in the prospectus supplement for commodity-linked partial principal at risk securities. These preliminary terms, together with the documents listed below, contain the terms of the securities and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for commodity-linked partial principal at risk securities, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

You may access these documents on the SEC website at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement for Commodity-Linked Partial Principal at Risk Securities dated November 16, 2017:

https://www.sec.gov/Archives/edgar/data/895421/000095010317011254/dp82735_424b2-clpprs.htm

•	Prospectus dated November 16, 2017:

https://www.sec.gov/Archives/edgar/data/895421/000095010317011237/dp82798_424b2-base.htm

Terms used in these preliminary terms are defined in the prospectus supplement for commodity-linked partial principal at risk securities or in the prospectus.

The original issue price of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the Pricing Date will be less than $1,000. We estimate that the value of each security on the Pricing Date will be approximately $977.90, or within $22.90 of that estimate. Our estimate of the value of the securities as determined on the Pricing Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Pricing Date?

In valuing the securities on the Pricing Date, we take into account that the securities comprise both a debt component and a performance-based component linked to the Commodity. The estimated value of the securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the Commodity, instruments based on the Commodity, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the securities?

In determining the economic terms of the securities, including the Minimum Payment Amount, the Fixed Return Amount, the Knock-Out Level and the Maximum Payment at Maturity, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the Pricing Date and the secondary market price of the securities?

The price at which MS & Co. purchases the securities in the secondary market, absent changes in market conditions, including those related to the Commodity, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors.

MS & Co. may, but is not obligated to, make a market in the securities, and, if it once chooses to make a market, may cease doing so at any time.

What is the Total Return on the Securities at Maturity Assuming a Range of Performance for the Commodity?

The following table and graph illustrate the hypothetical total return on the securities at maturity. The “total return,” as used in these preliminary terms, is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 Principal Amount security to $1,000. The hypothetical total returns set forth below reflect the Fixed Return Amount of $60 per security and the Maximum Payment at Maturity of $1,187 per security and assume an Initial Commodity Price of $1,300 and a Knock-Out Level of $1,560 (which is 120% of the hypothetical Initial Commodity Price). The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to any purchaser of the securities. As indicated by the table and graph, if the Commodity does not appreciate by at least 1.30% from the Initial Commodity Price to the Final Commodity Price, you will lose up to 1.30% of the principal amount of your securities, even if the Commodity has appreciated.

Final Commodity Price	Commodity Percent Change	Payment on Securities (per $1,000)	Total Return on Securities
$1,950.00	50.00%	$1,047.00	4.70%
$1,690.00	30.00%	$1,047.00	4.70%
$1,573.00	21.00%	$1,047.00	4.70%
$1,560.00	20.00%	$1,187.00	18.70%
$1,495.00	15.00%	$1,137.00	13.70%
$1,430.00	10.00%	$1,087.00	8.70%
$1,365.00	5.00%	$1,037.00	3.70%
$1,352.00	4.00%	$1,027.00	2.70%
$1,339.00	3.00%	$1,017.00	1.70%
$1,326.00	2.00%	$1,007.00	0.70%
$1,316.90	1.30%	$1,000.00	0.00%
$1,313.00	1.00%	$997.00	-0.30%
$1,300.00	0.00%	$987.00	-1.30%
$1,170.00	-10.00%	$987.00	-1.30%
$1,040.00	-20.00%	$987.00	-1.30%
$910.00	-30.00%	$987.00	-1.30%
$780.00	-40.00%	$987.00	-1.30%
$650.00	-50.00%	$987.00	-1.30%
$0.00	-100.00%	$987.00	-1.30%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: A Knock-Out Event HAS occurred and the price of the Commodity increases from the Initial Commodity Price of $1,300.00 to a Final Commodity Price of $1,690.00. In this example, the Final Commodity Price is greater than the Knock-Out Level. Therefore, a Knock-Out Event has occurred and the investor would receive at maturity $1,047.00 per $1,000 Principal Amount security, irrespective of the Final Commodity Price.

The investor would receive a payment at maturity of $1,047.00 per security, or a return of 4.70%, and would not participate in any performance of the Commodity because a Knock-Out Event has occurred.

Example 2: A Knock-Out Event HAS NOT occurred and the price of the Commodity increases from the Initial Commodity Price of $1,300.00 to a Final Commodity Price of $1,495.00. In this example, the Final Commodity Price is less than or equal to the Knock-Out Level. Therefore, a Knock-Out Event has not occurred, and the investor would receive at maturity the Minimum Payment Amount of $987.00 per security plus the Supplemental Redemption Amount.

$987.00 + ($1,000 x 15.00%) = $1,137.00

The payment at maturity is $1,137.00 per security, resulting in a return of 13.70%.

Example 3: A Knock-Out Event HAS NOT occurred and the price of the Commodity increases from the Initial Commodity Price of $1,300.00 to a Final Commodity Price of $1,313.00 In this example, the Final Commodity Price is less than or equal to the Knock-Out Level. Therefore, a Knock-Out Event has not occurred, and the investor would receive at maturity the Minimum Payment Amount of $987.00 per security plus the Supplemental Redemption Amount.

$987.00 + ($1,000 x 1.00%) = $997.00

Although the Final Commodity Price of $1,313.00 is greater than the Initial Commodity Price of $1,300.00, the investor would receive a payment at maturity of $997.00 per security (reflecting a loss of 0.30% of the principal amount at maturity). Even though the investor receives a positive Supplemental Redemption Amount equal to $10.00, the Commodity Price has not appreciated sufficiently for the investor to not suffer a loss of principal. Investors will receive a positive return on the securities at maturity only if the Final Commodity Price appreciates by more than 1.30% from the Initial Commodity Price to the Final Commodity Price.

Example 4: A Knock-Out Event HAS NOT occurred and the price of the Commodity decreases from the Initial Commodity Price of $1,300.00 to a Final Commodity Price of $1,040.00. In this example, the Final Commodity Price is less than or equal to the Knock-Out Level. Because the Final Commodity Price is negative and a Knock-Out Event has not occurred, the investor would receive at maturity the Minimum Payment Amount of $987.00 per security.

Because the Final Commodity Price of $1,040.00 is less than the Initial Commodity Price of $1,300.00, the Supplemental Redemption Amount is equal to $0 and the investor will receive a payment at maturity of $987.00 per $1,000 Principal Amount security (reflecting a loss of 1.30% of the principal amount at maturity).

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL; MINIMUM PAYMENT AMOUNT OF 98.70% OF THE PRINCIPAL AMOUNT AT MATURITY – The securities provide the opportunity to participate in the appreciation of the Commodity at maturity, subject to the Maximum Payment at Maturity. If a Knock-Out Event HAS occurred, irrespective of the Final Commodity Price, you will receive at maturity, for each $1,000 Principal Amount security, $987 plus the Fixed Return Amount of $60 (for a total payment of $1,047 per security). If a Knock-Out Event HAS NOT occurred and the Commodity Percent Change is positive, you will receive at maturity, for each $1,000 Principal Amount security, $987 plus the Supplemental Redemption Amount. Investors will receive at maturity at least the Minimum Payment Amount of $987 per $1,000 Principal Amount security regardless of the performance of the Commodity. However, investors will receive a positive return on the securities at maturity only if the Commodity Price appreciates by more than 1.30% from the Initial Commodity Price to the Final Commodity Price. Because the securities are our unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	SECURITIES LINKED TO THE PRICE OF GOLD — The price of gold to which the return on the security is linked is, on any date, the afternoon London gold price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (“LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated and administered by independent service provider(s) pursuant to an agreement with the LBMA and published by the LBMA on such date, as determined by the calculation agent.

The payment at maturity is linked exclusively to the price of gold and not to a diverse basket of commodities or a broad-based commodity index. The price of gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the securities are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The price of gold may be, and has recently been, highly volatile, and we can give you no assurance that the volatility will lessen.

•	TAX CONSIDERATIONS – In the opinion of our counsel, Davis Polk & Wardwell LLP, the securities should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Long-Term Notes.” Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the securities, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of the payments on the securities. The comparable yield will be determined on the pricing date and may be significantly higher or lower than the comparable yield if the securities were priced on the date hereof. The comparable yield and the projected payment schedule (or information about how to obtain them) will be provided in the final pricing supplement. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the securities generally will be treated as ordinary income.

You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the securities.

The comparable yield and the projected payment schedule will not be provided for any purpose other than the determination of U.S. Holders’ accruals of interest income and adjustments thereto in respect of the securities for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payments that will be made on the securities.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

In addition, as discussed in the accompanying prospectus supplement, withholding rules commonly referred to as “FATCA” apply to certain financial instruments (including the securities) with respect to payments of amounts treated as interest and to any payment of gross proceeds of a disposition (including retirement) of such an instrument. However, recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) eliminate the withholding requirement on payments of gross proceeds of a taxable disposition.

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Moreover, neither this document nor the accompanying prospectus supplement addresses the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code, as amended.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing in the Commodity or in futures contracts or forward contracts on the Commodity. These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for commodity-linked partial principal at risk securities and prospectus.

•	YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The securities do not guarantee the return of more than 98.70% of the $1,000 Principal Amount per security at maturity. If the Final Commodity Price is less than or equal to the Initial Commodity Price, you will receive only $987 per $1,000 Principal Amount security. In addition, if the Commodity Price does not appreciate by at least 1.30% from the Initial Commodity Price to the Final Commodity Price, you will lose up to 1.30% of the principal amount of your securities, even if the Commodity Price has appreciated.

•	YOU WILL RECEIVE ONLY $1,047.00 PER SECURITY IF A KNOCK-OUT EVENT OCCURS – If the Final Commodity Price is greater than the Knock-Out Level, a Knock-Out Event will occur and, at maturity, you will receive, for each $1,000 Principal Amount security, only $987 plus the Fixed Return Amount of $60 (for a total payment of $1,047 per security), irrespective of the Final Commodity Price, which may have appreciated significantly from the Initial Commodity Price.

•	THE SECURITIES DO NOT PAY INTEREST – Unlike ordinary debt securities, the securities do not pay interest and provide a Minimum Payment Amount of only 98.70% of principal at maturity.

•	YOUR APPRECIATION POTENTIAL IS LIMITED – The appreciation potential of the securities will be limited by the Maximum Payment at Maturity. Even if no Knock-Out Event occurs and the Commodity Percent Change is positive, in no event will the payment at maturity exceed the Maximum Payment at Maturity per security and your potential return will be limited to a maximum possible return of 18.70%, due to the effect of the Knock-Out Level. Furthermore, the maximum return of 18.70% would be available only in the unlikely event that a Knock-Out Event does not occur and the Commodity Percent Change is exactly 120.00%. Any further appreciation of the Commodity beyond the Knock-Out Level, determined by reference to the afternoon London gold price on the Determination Date, will result in a payment at maturity for each $1,000 Principal Amount security of only the Minimum Payment Amount of $987 plus the Fixed Return Amount of $60, without any participation in the performance of the Commodity, which may have appreciated significantly from the Initial Commodity Price.

•	THE SECURITIES ARE SUBJECT TO OUR CREDIT RISK, AND ANY ACTUAL OR ANTICIPATED CHANGES TO OUR CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES – You are dependent on our ability to pay all amounts due on the securities at maturity, and therefore you are subject to our credit risk. If we default on our obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the securities.

•	AS A FINANCE SUBSIDIARY, MSFL HAS NO INDEPENDENT OPERATIONS AND WILL HAVE NO INDEPENDENT ASSETS – As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES – Several factors will influence the value of the securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the securities in the secondary market (if at all), including the price of the Commodity at any time and, in particular, on the Determination Date, the volatility (frequency and magnitude of changes in price) of the Commodity, the price and volatility of the futures contracts on the Commodity, trends of supply and demand for the Commodity, as well as the effects of speculation or any government actions that could affect the markets for the Commodity, interest and yield rates in the market, time remaining until the securities mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the price of the Commodity or commodities markets generally and which may affect the Final Commodity Price and any actual or anticipated changes in our credit ratings or credit spreads. In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, you may receive less, and possibly significantly less, than the principal amount per security if you are able to sell your securities prior to maturity.

•	Investments linked to a single commodity are subject to sharp fluctuations in commodity prices, and the price of gold may change unpredictably and affect the value of the

SECURITIES in unforeseen ways – Investments, such as the securities, linked to the price of a single commodity, such as gold, are subject to sharp fluctuations in the prices of the commodity over short periods of time for a variety of factors, including: changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, including war and hostilities, changes in interest and exchange rates, trading activities in commodities and related contracts, technological change and trade, fiscal, monetary and exchange control policies. These factors may affect the price of the Commodity which will affect the value of your securities in varying ways.

•	The price of gold may change unpredictably and affect the value of the SECURITIES in unforeseen ways – The price of gold to which the return on the securities is linked is the afternoon London gold price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time. Specific factors affecting the price of gold include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events, as well as wars and political and civil upheavals. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold, sales of gold recycled from jewelry, as opposed to newly produced gold, in particular as the result of financial crises, levels of gold production and production costs in major gold producing nations such as South Africa, the United States and Australia, non-concurrent trading hours of gold markets and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors. The price of gold may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.

•	There are risks relating to trading of commodities on the London Bullion Market Association – Gold is traded on the London Bullion Market Association, which we refer to as the LBMA. The price of gold will be determined by reference to the London gold price reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA prices as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, there are currently proposals to replace the current process for determining the commodity price for gold. If this were to change, we can give you no assurance that any new process will function as intended or that it will generate the same price as would have been generated pursuant to the current process.

•	Investing in the Securities is not equivalent to investing in the Commodity or in futures contracts or forward contracts on the Commodity – Investing in the securities is not equivalent to investing in the Commodity or in futures contracts or forward contracts on the Commodity. By purchasing the securities, you do not purchase any entitlement to the Commodity or futures contracts or forward contracts on the Commodity. Further, by purchasing the securities, you are taking credit risk to us and not to any counter-party to futures contracts or forward contracts on the Commodity.

•	LEGAL AND REGULATORY CHANGES COULD ADVERSELY AFFECT THE RETURN ON AND VALUE OF YOUR SECURITIES – Futures contracts and options on futures contracts, including those related to the Commodity, are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the securities.

For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in certain commodity futures contracts and swaps, futures and options that are economically equivalent to such contracts. While the effects of these or other regulatory developments are difficult to predict, when adopted, such rules may have the effect of making the markets for commodities, commodity futures contracts, options on futures contracts and other related derivatives more volatile and over time potentially less liquid. Such restrictions may force market participants, including us and our affiliates, or such market participants may decide, to sell their positions in such futures contracts and other instruments subject to the limits. If this broad market selling were to occur, it would likely lead to declines, possibly significant declines, in commodity prices, in the price of such commodity futures contracts or instruments and potentially, the value of the securities.

•	THE RATE WE ARE WILLING TO PAY FOR SECURITIES OF THIS TYPE, MATURITY AND ISSUANCE SIZE IS LIKELY TO BE LOWER THAN THE RATE IMPLIED BY OUR SECONDARY MARKET CREDIT SPREADS AND ADVANTAGEOUS TO US. BOTH THE LOWER RATE AND THE INCLUSION OF COSTS ASSOCIATED WITH ISSUING, SELLING, STRUCTURING AND HEDGING THE SECURITIES IN THE ORIGINAL ISSUE PRICE REDUCE THE ECONOMIC TERMS OF THE SECURITIES, CAUSE THE ESTIMATED VALUE OF THE SECURITIES TO BE LESS THAN THE ORIGINAL ISSUE PRICE AND WILL ADVERSELY AFFECT SECONDARY MARKET PRICES – Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the securities in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the securities in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the securities less favorable to you than they otherwise would be.

•	THE ESTIMATED VALUE OF THE SECURITIES IS DETERMINED BY REFERENCE TO OUR PRICING AND VALUATION MODELS, WHICH MAY DIFFER FROM THOSE OF OTHER DEALERS AND IS NOT A MAXIMUM OR MINIMUM SECONDARY MARKET PRICE – These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the securities than those generated by others, including other dealers in the market, if they attempted to value the securities. In addition, the estimated value on the Pricing Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your securities in the secondary market (if any exists) at any time. The value of your securities at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “Many economic and market factors will impact the value of the securities” above.

•	LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Since other broker-dealers may not participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

•	POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

As calculation agent, Morgan Stanley Capital Group Inc. (“MSCG”) will determine the Initial Commodity Price, the Final Commodity Price, whether a Knock-Out Event has occurred, the Commodity Percent Change (if applicable), and will calculate the amount of cash you will receive at maturity. Moreover, certain determinations made by MSCG, in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events or calculation of the Commodity Price in the event of a market disruption event. These potentially subjective determinations may adversely affect the payout to you at maturity. For further information regarding these types of determinations, see “Description of the Securities—General Terms of the Securities—Some definitions—“determination date” or “determination dates,”” “—market disruption event” and “—Payment at Maturity—Calculation Agent and Calculations” and related definitions in the accompanying prospectus supplement.

•
MORGAN STANLEY & CO. LLC, WHICH IS AN AFFILIATE OF THE ISSUER, HAS DETERMINED THE ESTIMATED VALUE ON THE PRICING DATE –MS & Co. has determined the estimated value of the securities on the Pricing Date.

•	HEDGING AND TRADING ACTIVITY BY OUR AFFILIATES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE SECURITIES – One or more of our affiliates and/or third-party brokers expect to carry out hedging activities related to the securities (and to other instruments linked to the Commodity), including trading in the Commodity or futures contracts or forward contracts on the Commodity, as well as in other instruments related or linked to the Commodity. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. Some of our affiliates also trade the Commodity and other financial instruments related to the Commodity on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the Pricing Date could potentially increase the Initial Commodity Price and, therefore could increase, (i) the price at or above which the Commodity must close on the Determination Date before an investor receives a payment at maturity that exceeds the investor’s initial investment in the securities and (ii) the Knock-Out Level, which will be used to determine whether a Knock-Out Event occurs and, therefore, also affect the payment at maturity. Additionally, such hedging or trading activities during the term of the securities, including on the Determination Date, could adversely affect the Commodity Price on the Determination Date and, accordingly, the amount of cash an investor will receive at maturity.

•	THE OFFERING OF THE SECURITIES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the securities as an “open transaction” for U.S. federal income tax purposes, the offering of the securities will be terminated.

Use of Proceeds and Hedging

The proceeds from the sale of the securities will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per security issued, because, when we enter into hedging transactions in order to meet our obligations under the securities, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the securities borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the securities.

On or prior to the Pricing Date, we will hedge our anticipated exposure in connection with the securities by entering into hedging transactions with our affiliates and/or third party dealers. We expect our hedging counterparties to take positions in the Commodity or futures contracts or forward contracts on the Commodity or positions in any other available securities or instruments that they may wish to use in connection with such hedging. Such purchase activity could increase the Initial Commodity Price on the Pricing Date, and therefore increase (i) the price at which the Commodity must close on the Determination Date before you would receive at maturity a payment that exceeds the principal amount of the securities and (ii) the Knock-Out Level, which will be used to determine whether a Knock-Out Event occurs and, therefore, also affect the payment at maturity. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the securities, including on the Determination Date, by purchasing and selling the Commodity or futures contracts or forward contracts on the Commodity or positions in any other available instruments that we may wish to use in connection with such hedging activities, including by selling any instruments during the term of the securities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. We cannot give any assurance that our hedging activities will not affect the price of the Commodity, and, therefore, adversely affect the value of the securities or the payment you will receive at maturity.

Historical Information

The following graph sets forth the historical performance of the Commodity based on the daily afternoon prices from January 1, 2014 through July 5, 2019. The official Commodity Price on July 5, 2019 was $1,388.65. We obtained the official prices below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Commodity should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Price on any date, including the Determination Date. We cannot give you assurance that the performance of the Commodity will result in the return of more than 98.70% of your initial investment, subject to our credit risk.

Historical Performance of Gold

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (such accounts and plans, together with other plans, accounts and arrangements subject to Section 4975 of the Code, also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition of these securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violate any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The securities are contractual financial instruments. The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities. The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan. In this regard, neither this discussion nor anything provided in this document is or is intended to be investment advice directed at any potential Plan purchaser or at Plan purchasers generally and such purchasers of these securities should consult and rely on their own counsel and advisers as to whether an investment in these securities is suitable.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

Determination Date

In the section entitled “Description of the Securities—General Terms of the Securities—Some Definitions—“determination date” or “determination dates” in the accompanying prospectus supplement for commodity-linked partial principal at risk securities, the references to “three consecutive trading days” and “third succeeding trading day” shall be replaced with “five consecutive trading days” and “fifth succeeding trading day” respectively.

Alternate Exchange Calculation in Case of Event of Default

The following section replaces the section entitled “Description of the Securities—Alternate Exchange Calculation in Case of an Event of Default” in the accompanying prospectus supplement for commodity-linked partial principal at risk securities:

In case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per security upon any acceleration of the securities shall be an amount in cash equal to the value of such security on the day that is two business days prior to the date of such acceleration, as determined by the calculation agent (acting in good faith and in a commercially reasonable manner) by reference to factors that the calculation agent considers relevant, including, without limitation: (i) then-current market interest rates; (ii) our credit spreads as of the Pricing Date, without adjusting for any subsequent changes to our creditworthiness; and (iii) the then-current value of the performance-based component of such securities. Because the calculation agent will take into account movements in market interest rates, any increase in market interest rates since the Pricing Date will lower the value of your claim in comparison to if such movements were not taken into account.

Notwithstanding the foregoing, if a voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding is filed with respect to the issuer, then depending on applicable bankruptcy law, your claim may be limited to an amount that could be less than the default amount.

Supplemental Plan of Distribution; Conflicts of Interest

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the securities and will receive a fee from the Issuer or one of its affiliates that will not exceed $15 per $1,000 principal amount of securities, but will forgo any fees for sales to certain fiduciary accounts.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the securities. When MS & Co. prices this offering of securities, it will determine the economic terms of the securities such that for each security the estimated value on the Pricing Date will be no lower than the minimum level described in “Additional Terms Specific To The Securities” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.